As filed with the Securities and Exchange Commission on July 5, 2007

Securities Act File No. 333-39837
Investment Company Act File No. 811-5870

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)
(Amendment No. 1)

BlackRock Senior Floating Rate Fund, Inc.
(Name of Issuer)

BlackRock Senior Floating Rate Fund, Inc.
(Names of Person(s) Filing Statement)

Shares of Common Stock, Par Value $.10 per share
(Title of Class of Securities)

59019R 10 5
(CUSIP Number of Class of Securities)

Robert C. Doll, Jr.
BlackRock Senior Floating Rate Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536
(609) 282-2800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Frank P. Bruno, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	BlackRock Advisors, LLC 100 Bellevue Parkway Wilmington, Delaware 19309

May 23, 2007
(Date Tender Offer First Published,
Sent or Given to Security Holders)

        This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of BlackRock Senior Floating Rate Fund, Inc. (the “Fund”) relating to an offer to purchase (the “Offer”) up to 20,000,000 of the Fund’s shares of common stock, par value $0.10 per share (the “Shares”) and originally filed with the Securities and Exchange Commission on May 23, 2007, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

        The Offer terminated at 4:00 p.m., Eastern time, on June 25, 2007 (the “Expiration Date”). Pursuant to the Offer, 2,457,269.072 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $8.95 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $21,992,558.19.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK SENIOR FLOATING RATE FUND, INC.

July 5, 2007	By:	/s/ Donald C. Burke
(Donald C. Burke, Vice President and Treasurer)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASTER SENIOR FLOATING RATE TRUST

July 5, 2007	By:	/s/ Donald C. Burke
(Donald C. Burke, Vice President and Treasurer)